SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2008
__________________________

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange, dated March 10, 2008, regarding the date of the next General Regular Shareholders’ Meeting

Telefónica de Argentina S.A.

Item 1

Buenos Aires, March 10th, 2008

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Early Date for General Regular Shareholders’ Meeting

Dear Sirs,

I am writing to you on behalf of Telefónica de Argentina S.A. (the “Company”), domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires in connection with the next General Regular Shareholders’ Meeting of this Company.

Further to the above, please be informed that the Company’s Board in the meeting held today has resolved to call said Shareholders’ Meeting for April 21st, 2008, at 11.00 a.m., in advance of the date timely set by the Director for April 30th as per the record dated February 21st, 2008 filed with the Bolsa de Comercio de Buenos Aires.

Yours sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	March 11, 2008	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel